Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 15, 2014

TALKING POINTS FOR MANAGERS (7/15/14)

I have some very exciting news to share with you today!

Transaction Overview

•	Today, Reynolds American has entered into an agreement to acquire Lorillard, including its powerful growth brand, Newport.

•	Reynolds American will pay $27.4 billion to acquire Lorillard. Each Lorillard shareholder will receive $50.50 in cash, as well as a 0.2909 of a share in RAI stock for each share of Lorillard stock that they own.

•	As part of the transaction, three R.J. Reynolds brands, KOOL, Salem and Winston, and two of Lorillard’s brands, Maverick and blu – will be sold to a subsidiary of Imperial Tobacco Group, PLC.

•	There are several reasons for the sale of these brands:

•	First, it will allow R.J. Reynolds to focus on key growth brands and simplify the manufacture of support brands.

•	Second, the sale of these brands helps enable Reynolds American to pay for the acquisition of Lorillard.

•	And third, U.S. government regulators must approve this transaction and they will evaluate its impact on competition within the U.S. tobacco industry. Clearly, the acquisition of these brands by Imperial will make that company a far more significant competitor in the U.S. marketplace.

•	As part of the divestiture, Imperial will acquire Lorillard’s manufacturing, R&D and headquarters facilities in Greensboro, N.C., and intends to continue manufacturing and distribution operations there. Lorillard’s 2,900 employees, including its substantial national sales force, will become employees of Imperial.

•	For those of you who might not be very familiar with Imperial, it is the fourth-largest international tobacco company in the world by market share. Their brands are sold in more than 160 countries, including here in the U.S. through their Commonwealth-Altadis operating company. Imperial’s companies sell cigarettes, cigars, fine-cut tobaccos, tobacco papers and smokeless tobacco products. Today, their U.S. cigarette brands include USA Gold and Sonoma. The addition of KOOL, Salem and Winston to their portfolio is expected to more than triple their U.S. market share. They are also purchasing the e-cigarette category leader, blu.

•	The company decided to divest the blu brand to Imperial so that we can remain focused on the expansion of VUSE. We are convinced that we have a game-changing product in VUSE, and believe that its superior product performance will enable it to become a leading brand in the growing vapor category.

•	British American Tobacco believes strongly in the strategic and financial benefits of this transaction as well, and has invested approximately $4.7 billion into Reynolds American to help finance the acquisition. Going forward, that means BAT will continue to own 42 percent of RAI’s shares.

•	We also announced today that we and British American Tobacco have also agreed in principle to pursue an ongoing technology-sharing initiative. This is a very exciting initiative in its own right. In the future, we will collaborate with BAT on the development and commercialization of next-generation products like heat-not-burn cigarettes and vapor products. We will keep you updated on this agreement as it moves forward.

Benefits of the Transaction

•	Once the acquisition of Lorillard is completed, R.J. Reynolds will have the most well-balanced, attractive portfolio of growth brands within the U.S. tobacco industry.

•	Newport is the second-largest cigarette brand in the U.S. with a loyal consumer base. It has enjoyed a strong growth trajectory over the past three decades.

•	The additional revenues R.J. Reynolds will net from Newport’s sales, as well as synergies generated by combining the two companies, will enable us to continue to invest in brand building, product development and innovation that will further our mission to transform tobacco.

•	When R.J. Reynolds’ trade marketing employees walk in the door of retail and wholesale partners, they will have the industry’s broadest portfolio of growing tobacco products brands to offer. Newport, Camel and Pall Mall all grew share last year and each is at the highest share of market that they’ve enjoyed in literally decades.

•	The Lorillard acquisition will also result in a geographic benefit for RJRT’s brand portfolio. Camel’s strongest markets tend to be in the Western half of the United States, while Newport’s strongest markets are in the East. This balance will enable us to offer all our retail partners with the brands that their adult tobacco consumers are looking for.

•	R.J. Reynolds will also be better positioned to compete against Altria and other U.S. competitors. The additional resources Newport will bring to our companies will give us greater flexibility to compete and continue to invest in our companies’ brands and businesses.

Employee Impact

•	We do not expect there to be any job reductions at Reynolds American’s operating companies resulting from this transaction – in fact, it’s likely that we’ll have to add jobs over the next few years.

•	Long-term, we intend to produce Newport at Tobaccoville. For R.J. Reynolds’ Operations employees, this certainly means there will be changes in the future, as we transition the manufacturing of KOOL, Salem and Winston to Imperial over time, and move the production of Newport from Lorillard’s Greensboro facility to Tobaccoville. Newport’s volume is significantly higher than the combined volumes of KOOL, Salem and Winston, and it’s on a growth trajectory, giving us a firmer footing for the future.

•	As such, we expect that we will need to add jobs beginning after close and for 18 months thereafter.

•	As you know, in May we announced that we will be adding about 200 new jobs over the next few years to support VUSE’s national launch, but as a result of this acquisition, we now believe we will need to add even more jobs, particularly in Operations. The details of how many and what types of jobs may become available will be worked through in the months ahead, but I wanted you to be aware of the full positive impact this transaction will have on many parts of our businesses.

Process Going Forward

•	This is a complex acquisition, and it will take time to complete. At this point, we anticipate that the transaction will close in the first half of 2015.

•	Shareholders of Reynolds American, Lorillard and Imperial need to approve the transactions, and U.S. government regulators must review and approve it as well.

•	While these approvals are being sought, it’s business as usual for Reynolds American and its operating companies.

•	Each of us needs to remain focused on ensuring that Reynolds American’s operating companies continue to run as efficiently and effectively as they possibly can during this process.

•	Once the transaction is completed, we will enter a transition period during which R.J. Reynolds will contract manufacture KOOL, Salem and Winston for Imperial, and Imperial will contract manufacture Newport for R.J. Reynolds. During that time, trade marketing support behind Newport will transition to R.J. Reynolds’ trade marketing force and other integration activities will be underway.

•	We are confident that this next integration will go smoothly and successfully.

•	Successful integrations are something we’re experienced in and good at.

•	Almost exactly 10 years ago, we were in the process of integrating the U.S. businesses of R.J. Reynolds and Brown & Williamson.

•	Two years later, we undertook the integration of American Snuff Company.

•	In 2009, Niconovum joined RAI as an operating company, and just last year, R.J. Reynolds Vapor Company became our newest operating company.

Where to Get Information

•	There will be announcements throughout this process as various types of approval are sought and secured. We will keep you informed of those steps along the way via our usual employee communications vehicles.

•	In addition, we have created a new public website, www.reynoldsamericaninfo.com, where more information on the proposed transaction will be posted. You can sign up to receive e-mail alerts when new information is added to the site.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.